NO ACT

PE 12-23-09



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010620

February 19, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-19-2010

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: American Express Company
Incoming letter dated December 23, 2009

Dear Mr. Grossman:

This is in response to your letters dated December 23, 2009 and February 2, 2010 concerning the shareholder proposal submitted to American Express by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 29, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

February 19, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 23, 2009

The proposal urges the compensation committee of the board of directors to adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment, and to report to shareholders regarding the policy.

There appears to be some basis for your view that American Express may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause American Express to breach existing compensation agreements and require American Express to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides American Express with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
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EMAIL ADDRESS
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February 2, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: American Express Company Response to Letter dated January 29, 2010 Related to the Shareholder Proposal of American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Dear Sir or Madam:

I refer to my letter dated December 23, 2009 (the "December 23 Letter"), pursuant to which American Express Company, a New York corporation (the "Company"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFSCME Employees Pension Plan (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) from the proxy materials to be distributed by the Company in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials").

This letter is in response to the letter submitted by the Proponent to the Staff, dated January 29, 2010 (the "Proponent's Letter"), and supplements the December 23 Letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing this letter to the Staff. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. The Proponent's Letter Improperly Attempts to Recast the Proposal as a Recommendation Rather than a Requirement that Would Impose a Legal Restriction on Share Transferability

The entire argument in the Proponent's Letter with respect to the Rule 14a-8(i)(2) and Rule 14a-8(i)(6) exclusions rests on the single false assertion that the Proposal's share-retention policy is a recommendation rather than a requirement and is, therefore, legally unenforceable. On page 2 of the Proponent's Letter, the Proponent claims that the policy would have only "moral, rather than legal, force" and would not require the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to legally restrict transfer of any shares, but would instead "strongly recommend to senior executives that they retain a specified proportion of shares." However, the clear and plain language of the Proposal does not indicate that it is only a recommendation and is intended to lack legal enforceability. In fact, the Proposal's plain language clearly refutes such an assertion. The Proposal requests that shareholders of the Company urge the Compensation Committee to "adopt a policy **requiring** that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment . . . ." (emphasis added). The Proposal further states "**[r]equiring** senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on American Express's long-term success and would better align their interests with those of American Express shareholders." (emphasis added). The plain meaning and intent of the Proposal is unmistakeable. The Proposal, if adopted by the Company, on its face clearly **requires** senior executives to retain their shares. By arguing that the policy contemplated by the Proposal is merely a recommendation without legal force, the Proponent mischaracterizes the essence and very nature of the Proposal.

It is apparent that the Proponent, having read the December 23 Letter, now recognizes that a legal transfer restriction on shares such as the one contained in the Proposal likely violates state law and, accordingly, the Proponent now seeks to recast the Proposal as adoption of a non-binding policy lacking legal force. Such a recharacterization of the Proposal is improper and unconvincing.

II. Conclusion

For the reasons set forth above and in the December 23 Letter, the Company believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) and requests the Staff's concurrence with its views.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Carol Schwartz, Esq., American Express Company
Charles Jurgonis, AFSCME Employees Pension Plan


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 29, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by American Express Company for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to American Express Company ("American Express" or the "Company") a shareholder proposal (the "Proposal") asking the Compensation Committee (the "Committee") of American Express' board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment with American Express (through retirement or otherwise) and to report on the policy to shareholders before American Express' 2011 annual meeting of shareholders. The Proposal recommends that the Committee not adopt a percentage lower than 75% of net after-tax shares.

In a letter dated December 23, 2009, American Express stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of shareholders. American Express argued that it is entitled to exclude the Proposal pursuant to (a) Rule 14a-8(i)(2), as causing the Company to violate state law, and (b) Rule 14a-8(i)(6), on the ground that the Proposal is beyond American Express' power to implement. Because American Express has not met its burden of proving that it is entitled to rely on either exclusion, the Plan respectfully urges that its request for relief should be denied.

The Proposal Would Not Impose a Legal Restriction on the Sale of Shares by Senior Executives

American Express urges that implementation of the Proposal is excludable pursuant to Rule 14a-8(i)(2) and (i)(6) because the retention policy sought in the Proposal

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

would constitute a new transfer restriction on shares which (a) is not in accordance with the New York Business Corporation Law ("NYBCL"), (b) would cause the Company to breach existing contracts, and (c) would result in the unequal treatment of shareholders in contravention of the NYBCL. These arguments reflect a misreading of the Proposal, which does not ask the Committee to legally restrict transfer of any shares held by senior executives.

Instead, the policy would strongly recommend to senior executives that they retain a specified proportion of shares. In other words, the policy would have moral, rather than legal, force. If an executive chooses not to abide by the policy, his shares will be legally transferable; he can sell them despite the existence of the policy. Of course, there may be negative consequences in the form of employer or shareholder disapprobation for violating the policy. At FPL Group, for example, an executive who fails to comply with that company's retention policy is not eligible for further equity-based awards for a period of two years. (See FPL Group Stock Retention Policy, available at
http://www.fplgroup.com/governance/contents/stock_retention.shtml)

Many companies have adopted retention policies, and they do not impose legal restrictions on transfer of shares. These policies are generally framed as expecting executives to comply. The policy at Pinnacle West Capital Corporation, for instance, states: "Under the policy, the Company expects executive officers to not sell or transfer shares of restricted stock (net of shares utilized to satisfy tax withholding obligations) within six months of the date on which such shares become vested." (See
http://www.pinnaclewest.com/main/pnw/AboutUs/commitments/governance/retention/default.html) Similarly, Pitney Bowes, which imposes a retention requirement in conjunction with a stock ownership requirement, says that "Covered Executives" are "expected" to hold 100% of net after-tax shares until the multiple of salary requirement is met. (See http://pb.com/cgi-bin/pb.dll/jsp/GenericEditorial.do?catOID=-22534&editorial_id=Exec_Stock_Guide&lang=en&country=US)

Indeed, General Electric, which is incorporated in New York, imposes a stock retention requirement. It requires named executives to "hold for at least one year any net shares of GE stock that they receive through the exercise of stock options." (See
http://www.ge.com/pdf/company/governance/board/mngment_dev_key_practices08.pdf) The adoption of a retention policy by GE strongly suggests that such policies do no not violate the NYBCL in the ways described by American Express.

Finally, American Express itself already has a retention requirement for its executives. After executives have reached "their stock ownership targets, NEOs and other selected senior executives must retain for at least one year 50% of the net after-tax shares acquired from any NQSO exercise or vesting of an RSA or RSU award." (See American Express 2009 Proxy

Statement, p. 27). The presence of an ownership policy which calls for stock retention again must strongly suggest that such policies do not violate the NYBCL.

The fact that the policy requested in the Proposal would not legally restrict senior executives' transfer of shares means that American Express would not violate the NYBCL, nor would it breach existing contracts, by implementing the Proposal. As a result, American Express is not entitled to exclude the Proposal in reliance on Rule 14a-8(i)(2) or (i)(6). The Plan therefore respectfully urges that American Express' request for relief be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Fax 917-777-2116
Email Richard.Grossman@Skadden.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

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December 23, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: American Express Company -- Omission of Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Dear Sir or Madam:

We are writing on behalf of our client, American Express Company, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2010 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter, dated November 12, 2009, submitted by the Proponent and attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent by overnight courier to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal reads as follows:

> **RESOLVED**, that shareholders of American Express Company ("American Express") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before American Express's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials, because (i) in violation of Rule 14a-8(i)(2), the Proposal, if implemented, would cause the Company to violate state law; and (ii) in violation of Rule 14a-8(i)(6), the Company lacks the power or authority to implement the Proposal.

II. BASES FOR EXCLUDING THE PROPOSAL

A. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Its Implementation Would Cause the Company to Violate State Law

1. *Background of Relief Under Rule 14a-8(i)(2)*

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to "violate any state . . . law to which it is subject." The Company is incorporated under the laws of the State of New York. For the reasons set forth below, and in the New York law legal opinion attached hereto as Exhibit B ("New York Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New York law.

Even though the Proposal "urge[s]" the Company to adopt a share retention policy, the Staff has held that even a precatory policy is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g.*, *Gencorp Inc.* (publicly available December 20, 2004) (concurring in the exclusion of a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote). *See also Badger Paper Mills, Inc.* (publicly available March 15, 2000); and *Pennzoil Corporation* (publicly available March 22, 1993).

2. *The Proposal Would Cause the Company to Violate New York Law Because It Would Impose a New Transfer Restriction which is not in accordance with the New York BCL*

The Proposal urges the Company to adopt a policy requiring that senior executives retain at least 75% of the net after-tax shares acquired through the Company's compensation plans until two years following the termination of their employment. This restriction would apply to shares of the Company's stock held by senior executives at the time the Proposal is adopted. Presently, such shares are not subject to any restriction on transfer of the nature required by the Proposal.

As more fully explained in the New York Law Opinion, the Proposal violates the New York Business Corporation Law (the "BCL") because it requires the Company to adopt a policy that would unilaterally impose a transfer restriction on shares of the Company's stock, including previously issued and outstanding shares. Section 508(d) of the BCL provides that "shares shall be transferable in the manner provided by law and in the bylaws." However, the Proposal attempts to impose a restriction on securities that is not contained in New York law or the Company's By-Laws (the "By-Laws") and without the consent of the holders of such securities. Accordingly, implementation of the Proposal would violate New York law because the Company would be obligated to impose a transfer restriction on previously issued shares held by senior executives, without amending the By-Laws or entering into a contractual arrangement with the senior executive that was permissible under New York law.

As more fully explained in the New York Law Opinion, unless the right to transfer is subject to restriction by statute, corporate charter, by-laws or agreement, the shareholder is free to dispose of his property. Jamil v. Southridge Coop., Sec. No. 4, Inc., 93 Misc. 2d 383 (1978)), *rev'd on other grounds* 102 Misc. 2d 404 (N.Y. App. Term 1979). The right of transfer is a right of property and if another has the arbitrary power to forbid a transfer of property by the owner that amounts to annihilation of property. Penthouse Properties, Inc. v. 1158 Fifth Ave., Inc., 256 A.D. 685, 690-91 (N.Y. App. Div. 1939). Accordingly, because none of Section 508(d) of the BCL, New York law, or the By-Laws contains any restriction on transfer of the nature contemplated by the Proposal, implementation of the Proposal would violate New York law.

The Staff has concurred with the exclusion, under 14a-8(i)(2), of shareholder proposals that if implemented would violate state law. In fact, the Staff has previously granted relief, under 14a-8(i)(2), in respect of similar share retention proposals for companies incorporated in Delaware and Virginia. *See JPMorgan Chase & Co.* (publicly available January 9, 2009) (concurring in the exclusion of a similar proposal for violating Delaware law) and *NVR, Inc.* (publicly available February 17, 2009) (concurring in the exclusion of a similar proposal for violating Virginia law). The provisions contained within the Delaware and Virginia codes (provisions also found in the Model Business Act) prohibit retroactive application of a restriction on transfer to previously issued shares. While the BCL does not contain an express comparable provision, the Company believes that the Proposal violates the above-cited provision of the BCL relating to the imposition of transfer restrictions and similarly should be excluded under Rule 14a-8(i)(2).

3. *The Proposal Would Cause the Company to Violate New York Law Because It Would Breach Existing Contracts*

The Proposal, if implemented, would impose restrictions on transfer that conflict with the existing compensation contracts and arrangements between the Company and its senior executives. As more fully explained in the New York Law Opinion, such a requirement would violate New York law because the Proposal would either violate existing contracts and arrangements or be considered a unilateral amendment to such contracts and arrangements in violation of their express terms.

The Staff has previously stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . . ." Staff Legal Bulletin No. 14B (CF), Section E (September 15, 2004) ("Legal Bulletin 14B"). The Staff has also previously concurred with the omission of shareholder proposals under Rule 14a-8(i)(2) where the proposals would breach existing compensation contracts. *See Citigroup Inc.* (publicly available February 18, 2003) (concurring in the exclusion of a proposal to abolish all stock option programs, because it may cause the company to breach existing contractual obligations); *SBC Communications* (publicly available February 7, 2003) (concurring in the exclusion of a proposal seeking to mandate performance hurdles, holding periods and "other measures to ensure that executives face downside financial risk" in all equity compensation plans); *Sensar Corp.* (publicly available May 14, 2001) (concurring in the exclusion of a proposal to rescind and reauthorize options granted by the company on new terms, because it may cause the company to breach existing compensation agreements); and *Mobil Corp.* (publicly available January 29, 1997) (concurring in the exclusion of a proposal seeking a policy that no executive may exercise a stock option within six months of a workforce reduction, because such a policy would require the company to breach existing stock option agreements).

4. *The Proposal Would Result in the Unequal Treatment of Shareholders in Violation of New York Law*

If the Company were to implement the Proposal, it would have the effect of treating the shares held by "senior executives" differently (and unequally) from the shares held by all other shareholders (in that the shares held by "senior executives" would not have the right to freely transfer such shares). As more fully explained in the New York Law Opinion, such unequal treatment would violate New York law. More specifically, Section 501(c) of the BCL requires that "each share shall be equal to every other share of the same class." *N.Y. Bus. Corp. Law* § 501(c) (2009). Yet, under the Proposal, the Company would be required to differentiate the rights of shareholders who are "senior executives" from the rights of all other holders, in that shares held by holders who are "senior executives" would be subject to a Company-imposed restriction on transfer. Accordingly, implementation of the Proposal would cause the Company to violate New York law because the Proposal would impermissibly treat those shares held by "senior executives" differently from all other shares.[1]

The Staff has previously concurred in the exclusion of proposals under Rule 14a-8(i)(2) where the implementation of the proposal would violate state law. *See Northrop Grumman Corp.* (publicly available January 17, 2008) (concurring in the exclusion of a proposal asking the board to amend the governing documents so that there is no restriction on the shareholder right to call a special meeting); *Time Warner, Inc.* (publicly available February 26, 2008) (concurring in the exclusion of a proposal recommending that the board adopt cumulative voting); *International Business Machines Corp.* (publicly January 27, 1999) (concurring in the exclusion of a proposal recommending that proxy balloting be tabulated as in favor, opposed, abstain and returned unmarked); and *Exxon Corp.* (publicly available February 4, 1976) (concurring in the exclusion of a proposal to "eliminate or exclude or at least test the legality of accepting voting of Exxon stock held in portfolios of mutual and investment funds and similar type holding of Exxon stock which is actually owned or held for the benefit of many thousands of individuals who hold stock in such funds" without the owners' approval).

The Proposal provides that shareholders who are "senior executives" must retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise) even though other shareholders would be free to transfer any shares of the Company's stock held by them. The Company's existing equity-based plans and award agreements to senior executives do not currently contain such transfer restrictions.[2] As discussed above and in the New York Law Opinion, the implementation of the Proposal would result in the Company violating the "equal treatment" provision of the BCL. Accordingly, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(2).

---

[1] The Staff has previously granted no-action relief (under the predecessor to Rule 14a-8(i)(2)) with respect to the omission of a proposal that was unlawful under Section 501(c) of the BCL. *See Sears, Roebuck & Co.* (publicly available January 13, 1993) (excluding a proposal as unlawful under Section 501(c) of the BCL because it contemplated the adoption of provisions that would have resulted in disparate voting rights within the same class of stock).

[2] A very strong argument could be made, under general principles of statutory constructions, that the Company is permitted under New York law to impose transfer restrictions in accordance with BCL Section 508(d) even if such restrictions result in disparate treatment of shareholders. The New York Law Opinion does not address the validity of any transfer restriction imposed in accordance with the permissible methods under BCL Section 508(d).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has previously concurred in the exclusion of proposals that, if adopted by the company's shareholders, would cause the company to violate applicable state law. *See, e.g.*, *Schering-Plough Corp.* (publicly available March 27, 2008); *Bank of America Corp.* (publicly available February 26, 2008); *The Boeing Co.* (publicly available February 19, 2008); *PG&E Corp.* (publicly available February 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

The Company's existing stock option plans and other equity-based compensation plans and arrangements (as well as any award agreements between the Company and its senior executives) do not currently contain provisions that impose post-employment transfer restrictions on the securities acquired thereunder. The Proposal, if implemented, would require the Company to unilaterally impose, without the senior executives' consent, a new transfer restriction on such outstanding securities. As more fully explained in the New York Law Opinion, such a restriction on transfer under the New York Uniform Commercial Code (the "UCC") is ineffective against a person without knowledge of the restriction unless: (1) the security is certificated and the restriction is noted conspicuously on the security certificate; or (2) the security is uncertificated and the registered owner has been notified of the restriction. Accordingly, there is no mechanism to implement the Proposal with respect to certificated securities previously issued to senior executives and any transfer of such securities would be ineffective under the UCC.[3]

As more fully explained in Section II.A. above, the implementation of the Proposal would cause the Company to violate New York law. Accordingly, the Company believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

---

[3] Even a threat of termination of a senior executive would not permit the actions necessary to implement the Proposal, because if such senior executive were terminated, the transfer restrictions sought by the Proposal would not apply to previously issued certificated securities.

III. CONCLUSION

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to (i) Rule 14a-8(i)(2) because the implementation of the Proposal would cause the Company to violate state law; and (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

This letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Company intends to file its definitive Proxy Materials.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned (richard.grossman@skadden.com) and to the Proponent.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Carol Schwartz, Esq., American Express Company
Charles Jurgonis, AFSCME Employees Pension Plan

EXHIBIT A


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 12, 2009

VIA OVERNIGHT MAIL and FAX (212) 640-0135

American Express Company
200 Vesey Street
New York, New York 10285
Attention: Stephen P. Norman, Corporate Governance Officer and Corporate Secretary

Dear Mr. Norman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of American Express (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 8,226 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

RESOLVED, that shareholders of American Express Company ("American Express") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before American Express's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at American Express. In 2008, the majority of compensation for our CEO was equity-based, and stock and option awards made up a substantial portion of reported compensation for the other NEOs. In the last five years, Chairman and CEO Kenneth Chenault has realized more than $44 million in reported value through the exercise of 1,597,015 options and vesting of 317,741 shares. As of February 27, 2009, Mr. Chenault held 1,022,624 shares outright, but held another 5,655,824 shares in options and restricted stock. We believe that the alignment benefits touted by American Express are not being fully realized.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on American Express's long-term success and would better align their interests with those of American Express shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

American Express has a minimum stock ownership guideline requiring executives to own a number of shares of American Express stock as a multiple of salary. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. American Express also requires executives to retain 50% of net after-tax shares received from equity programs for one year. We view a more rigorous retention requirement as superior to a stock ownership policy with a one year retention guideline, because a guideline loses effectiveness once it has been satisfied and a one year retention requirement is not sufficiently long-term.

We urge shareholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 12, 2009

VIA OVERNIGHT MAIL and FAX (212) 640-0135
American Express Company
200 Vesey Street
New York, New York 10285
Attention: Stephen P. Norman, Corporate Governance Officer and Corporate Secretary

Dear Mr. Norman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687



STATE STREET.

Catherine Lacson
Client Service Officer
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7S
Quincy, Massachusetts 02171

Telephone: 617-985-7717
Facsimile: 617-769-6695
CLacson@statestreet.com

November 12, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for AMERICAN EXPRESS (cusip 025816109)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **8,226 shares of American Express** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **American Express** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Catherine Lacson

EXHIBIT B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

FIRM/AFFILIATE OFFICES
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LOS ANGELES
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WASHINGTON, D.C.
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FRANKFURT
HONG KONG
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PARIS
SINGAPORE
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TORONTO
VIENNA

December 23, 2009

American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

Re: American Express Company 2010 Annual Meeting; Stockholder Proposal of the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Ladies and Gentlemen:

You have requested our opinion as to certain matters of New York law in connection with a proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Stockholder") to American Express Company, a New York corporation (the "Company"), for inclusion in the Company's proxy statement for its 2010 annual meeting of stockholders.

In rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Certificate of Incorporation of the Company and amendments thereto, as filed with the Secretary of State of the State of New York and as currently in effect (the "Charter");

(b) the By-Laws of the Company, as currently in effect (the "By-Laws");

(c) the American Express Company 1998 Incentive Compensation Plan, as amended, and related Master Agreements (the "1998 Incentive Plan");

(d) the American Express Company 2007 Incentive Compensation Plan and related Master Agreement (the "2007 Incentive Plan"); and

(e) the Proposal, submitted to the Company via overnight mail and fax on November 12, 2009, and the supporting statement related thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the State of New York. The opinions expressed herein are based on the New York Business Corporation Law (the "BCL") and New York law in effect on the date hereof, which law is subject to change with possible retroactive effect. We do not express herein any opinion as to the laws of any other jurisdiction.

Factual Background

We understand, and for purposes of our opinion we have assumed, the relevant facts to be as follows:

The Company has awarded shares of the Company's stock to one or more senior executives under one or more of the 1998 Incentive Plan and the 2007 Incentive Plan (collectively, the "Plans"), and one or more senior executives currently hold shares of the Company's stock awarded to them under these Plans.

On November 12, 2009, the Stockholder submitted the Proposal. The Proposal reads as follows:

> RESOLVED, that shareholders of American Express Company ("American Express") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before American Express's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging

> transactions which are not sales but reduce the risk of loss to the executive.

Analysis

A. Implementation of the Proposal Would Violate New York Law

1. Implementation of the Proposal Would Purport to Impose by Board Policy a Restriction on Transfer of Stock Contrary to Section 508(d) of the BCL.

If implemented, the Proposal would require the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment. Such a policy would prevent senior executives from disposing of at least some of their shares of stock for a period of time. A provision which prevents or establishes preconditions for dispositions by stockholders of their stock is a transfer restriction.

Under Section 508(d) of the BCL, "[s]hares shall be transferable in the manner provided by law and in the by-laws." N.Y. Bus. Corp. § 508(d) (2009) ("Section 508(d)"). None of New York law, the By-Laws, the Charter or other agreements to which the senior executives are party contain any restrictions on transfer of the nature contemplated by the Proposal. The New York Uniform Commercial Code (the "UCC") states:

> "A restriction on transfer of a security imposed by the issuer, even if otherwise lawful, is ineffective against a person without knowledge of the restriction unless: (1) the security is certificated and the restriction is noted conspicuously on the security certificate; or (2) the security is uncertificated and the registered owner has been notified of the restriction; or (3) the restriction is on the transfer of a cooperative interest and the restriction is set forth in the cooperative record." N.Y. U.C.C. § 8-204 (2009).

Section 5.2 of the By-Laws states:

> "[E] xcept as provided in the certificate of incorporation, upon surrender to the corporation or to its transfer agent of a certificate representing shares, duly endorsed or accompanied with proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto and to cancel the old certificate. The corporation

> shall be entitled to treat the holder of record of any shares as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the corporation shall have express or other notice thereof, except as may be required by law. (B.C.L. Section 508(d).)"[1]

At the time of issuance of previously issued shares of the Company's stock under the Plans to its senior executives, such senior executives did not have knowledge of any restriction on transfer of the nature contained in the Proposal. Moreover, if certificated, such certificates do not contain any notation of any restriction on transfer of the nature contained in the Proposal and, if uncertificated, the senior executives were not notified at the time of issuance of any restriction on transfer of the nature contained in the Proposal. By implementing the Proposal, the Company would impermissibly violate New York law because such implementation would violate Section 508(d) in that it would impose restrictions on transfer not provided by law, the By-Laws, the Charter or any other agreement. That is, restrictions (1) not noted conspicuously on the security certificate and of which the senior executives did not have knowledge and were not notified and (2) not contained in the By-Laws, Charter or any other agreement would be imposed.

New York courts examining Section 508(d) have held that unless the right to transfer is subject to restriction by statute, corporate charter, by-laws or agreement, the shareholder is free to dispose of his property. Jamil v. Southridge Coop., Sec. No. 4, Inc., 93 Misc. 2d 383 (1978)), *rev'd on other grounds* 102 Misc. 2d 404 (N.Y. App. Term 1979). Moreover, absent conspicuous notice of a restriction upon the stock certificate, a requirement that the consent of all of the shareholders be obtained prior to the transfer of shares constitutes a restriction upon the alienation of the shares of the corporation which is unreasonable and unenforceable as a matter of law. In re Bon Neuve Realty Corp., 196 A.D.2d 694 (N.Y. App. Div. 1st Dep't 1993) (case involved an action for involuntary dissolution by a minority shareholder in which appellant asserted that the consent of all of the shareholders was required for transfer of the outstanding shares by which the minority shareholder claimed its interest in the corporation). The general rule that ownership of property cannot exist in one person and the right of alienation in another has in New York been frequently applied to

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1 Under New York law, a corporation's by-laws have the force and authority of law on a corporation. 1-II White et al., White, New York Business Entities § 601.01 (Matthew Bender, 14th Ed.). As a result, the Board of Directors of the Company is bound by the By-Laws to the same degree as it is bound by New York statutory law. Moreover, New York law considers by-laws a binding contract between a corporation and its shareowners. 1-II White et al., White, New York Business Entities § 601.01 (Matthew Bender, 14th Ed.).

shares of corporate stock. The right of transfer is a right of property and if another has the arbitrary power to forbid a transfer of property by the owner that amounts to annihilation of property. Penthouse Properties, Inc. v. 1158 Fifth Ave., Inc., 256 A.D. 685, 690-91 (N.Y. App. Div. 1939).

Section 508(d) provides that shares are transferable in the manner provided by law and in the by-laws and, accordingly, any restriction on transfer contrary to law and the by-laws is impermissible. By imposing restrictions on transfer of shares of the Company's stock by a method that is not authorized under Section 508(d), New York law or the By-Laws, implementation of the Proposal would cause the Company to violate New York law.[2]

2. Restrictions on Transfer of Stock May Not Be Imposed Retroactively Without The Consent of The Holder.

Implementation of the Proposal would violate the BCL in another respect. Shares of the Company's stock have been issued to and are held by senior executives of the Company. As provided in Section 8-204 of the UCC, a restriction on transfer of a security is ineffective against a person without knowledge of the restriction unless: (1) the security is certificated and the restriction is noted conspicuously on the security certificate; or (2) the security is uncertificated and the registered owner has been notified of the restriction. As detailed above, at the time of issuance of shares of the Company's stock under the Plans, senior executives did not have knowledge of any restriction on transfer contemplated by the Proposal and, if certificated, such certificates did not contain any notation of any such restriction on transfer or, if uncertificated, were not notified of any such restriction on transfer. As set forth in the Proposal, the restrictions purportedly established by the Committee's policy would apply to all senior executives regardless of whether a particular senior executive agreed to the restriction. Thus, even assuming that adoption of a Committee policy were a valid method for imposition of a restriction on transfer, a board or board committee policy that purported to restrict a senior executive from disposing of shares of the Company's stock issued prior to adoption of such policy would arguably be ineffective and not in conformity with New York UCC.[3]

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2 We note that while it may be possible to amend the By-Laws to implement the Proposal, the Proposal does not request such relief, but rather requests that the Committee adopt a policy imposing the transfer restriction. Similarly, the Company would be free to bilaterally agree with a senior executive of the Company to impose these sorts of transfer restrictions on shares granted or awarded under the Plans.

3 This is consistent with other state laws that provide that a restriction on transfer is not valid if it purports to affect securities issued before its adoption without the consent of the holder. *See* 8 Delaware General Corporate Law §202(b).

3. Implementation of the Proposal Would Violate New York Law by Requiring the Company to Unilaterally Breach Existing Contracts

By implementing the Proposal, the Company would impermissibly violate New York law because such implementation would breach existing contracts with senior management.

Generally, the shares of the Company's common stock acquired by senior executives of the Company were acquired pursuant to the terms of the Plans, which are the Company's plans for issuing stock options, stock appreciation rights, and stock awards to its employees, including senior executives. The terms of the Plans are extensive, but one thing is clear: they impose no restrictions on transfer of shares by senior executives, other than a requirement that awards of stock or other securities generally may not be transferred prior to vesting.[4] The Plans clearly provide that once Awards become vested and are exercised, senior executives receive freely transferable shares. The unilateral transfer restriction called for by the Proposal would violate these basic contractual terms of the Plans.

The New York courts have held that "a breach of contract is an illegal act." Reporters' Ass'n of Am. v. Sun Printing & Publ'g Ass'n, 79 N.E. 710, 712 (N.Y. 1906). When faced with a situation where the terms of a contract have been breached, New York courts have been consistent in finding it a violation of New York law. Rolls-Royce Motor Cars, Inc. v. Schudroff, 929 F. Supp. 117, 124 (S.D.N.Y. 1996) ("[t]he appropriate remedy for a contracting party's failure to honor its obligations

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4 Specifically, the Preamble of the Plans give the Committee authority to make awards to employees, including senior executives, in the form of nonqualified stock options, stock appreciation rights, restricted stock awards, UK stock options, letter of intent awards and restricted stock unit awards (all of these forms referred to collectively or individually as an "Award"). Article I, Section 2 of the Plans provides that "[u]nless otherwise determined by the Committee and subject to the provisions of this [Master] Agreement and the applicable provisions of the Plan, a Participant may exercise this Option [in accordance with the schedule]." Article I, Section 2 of the Plans provide a schedule indicating that Awards generally vest ratably over a period of three or four years (with 33 1/3% or 25%, respectively, of an Award vesting on the completion of each year), and Section 3 of the Plans provides "[t]he Participant must, at all times during the period beginning with the Date of Grant of this [O]ption and ending on the date of such exercise, have been employed by the Company or an Affiliate (as defined in the Plan) or have been engaged in a period of Related Employment (as defined in the Plan)." Article II, Section 2(a) of the Plans provides generally that RSAs cannot be transferred "on or before the Expiration Date and prior to the subsequent issuance to a Participant of a certificate for such shares free of any legend or other transfer restriction relating to the terms, conditions and restrictions provided for in the Award Schedule or this Master Agreement." The Plans provide for no other restrictions on transfer.

under a contract is an action for breach of contract"); Le Roi & Assocs., Inc., 266 A.D.2d 872 (N.Y. App. Div. 1999) (a breach of contract occurs where a party fails to adhere to contractual terms).

The Proposal may also be interpreted to ask the Committee effectively to amend the Company's existing contracts by unilaterally "requiring" senior executives to submit to a transfer restriction that does not exist under their Award contracts with the Company. Under New York law, an amendment to a contract cannot be imposed unilaterally, and instead requires the consent of all parties to the contract. Bier Pension Plan Trust v. Estate of Schneierson, 545 N.E.2d 1212, 1214 (N.Y. 1989). "[A] party to an agreement may not unilaterally change its terms." Polyfusion Elecs., Inc. v. Airsep Corp., 30 A.D.3d 984, 986 (N.Y. App. Div. 2006). "Fundamental to the establishment of a contract modification is proof of each element requisite to the formation of a contract, including mutual assent to its terms." Beacon Terminal Corp. v. Chemprene, Inc., 75 A.D.2d 350, 354 (N.Y. App. Div. 1980). In addition, the unilateral amendment called for by the Proposal would violate the express terms of the Plans, which provide that the Committee may not impose any amendment that would adversely affect a bound employee without that employee's written consent.[5]

While several provisions of the Plans state that Awards are subject to "terms," "conditions," or "restrictions" determined by the Committee, usually in the Committee's "sole discretion," these provisions should not reasonably be interpreted, however, as allowing the Committee to unilaterally impose additional terms or transfer restrictions on Awards or on shares underlying Awards (1) after an Award is made but before an Award is exercised, or (2) after the Award is exercised. For example, it would be unfathomable to assume that the Committee's discretion could be read to unilaterally allow it to increase the exercise price of a stock option Award after the Award was granted or the option was exercised. In addition, as discussed above, the Plans expressly provide that the terms of the Plans may not be modified in a manner that adversely affects the rights of bound employees.

New York law provides that a breach of contract is a violation of law. By requiring the Company to violate the terms of the Plans as described above, implementation of the Proposal would violate New York law.

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5 Specifically, Article III, Section 8 and Article V, Section 4 provide that no amendment shall adversely affect in a material manner any right of a Participant under any UK Option, RSA, Option or LOI without the written consent of such Participant.

4. Implementation of the Proposal Would Violate New York Law by Requiring the Company To Treat Shares of the Same Class Differently

Under the BCL, each share of a corporation belonging to the same class of shares must "be equal to every other share of the same class." N.Y. Bus. Corp. § 501(c) (2009) ("Section 501(c)"). By implementing the Proposal, the Company would impermissibly violate New York law because such implementation would unlawfully differentiate the rights of shareholders who are "senior executives" from the rights of all other shareholders. That is, shares held by shareholders who are "senior executives" would be subject to a restriction on transfer that shareholders who are not "senior executives" are not. As a result, shareholders who are "senior executives" would be treated differently from all other holders of the Company's common stock. Although the BCL permits a corporation to alter the rights afforded to the holders of different *classes* of stock, it is not permissible for a corporation to vary the rights of holders within the same class.[6] 1-5 White et al., White, New York Business Entities § 501.01 (Matthew Bender, 14th Ed.).

When faced with a situation where shares of the same class have not been afforded equal treatment, New York courts have been consistent in upholding the plain meaning of Section 501(c) and finding that all shares in the same class must be treated equally. In a case involving an unequal distribution of tax benefits to holders of the same class of shares, New York's highest court, the Court of Appeals, looked to Section 501(c) to determine that such unequal treatment was illegal. Cawley v. SCM Corp., 72 N.Y.2d 465, 473-74 (1988). Similarly, in a case dealing with unequal payouts to shareholders of the same class, a different New York court also found Section 501(c) to prohibit unequal treatment among shares in the same class. Beaumont v. American Can Co., 533 N.Y.S.2d 145, 146 (N.Y. App. Div. 1990), citing Cawley, 72 N.Y.2d at 473-74.[7]

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6 Section 501(c) contains two exceptions to this rule that are not applicable to the present situation. However, it is instructive that, although the New York Legislature has adopted these exceptions to Section 501(c), it has not altered the general rule of Section 501(c) and its prohibition of unequal treatment of shares in the same class. See infra, note 7.

7 In Fe Bland v. Two Trees Mgmt. Co., 66 N.Y.2d 556 (1984), the Court of Appeals invalided the decision of a co-op board to charge disparate fees (so-called "flip taxes") to different shareholders on the basis that, under Section 501(c), such flip taxes constituted disparate treatment of shareholders of the same class (because charging different fees to owners of the same number of shares of the same class could only mean that such shares had different relative rights). In response, the New York Legislature amended Section 501(c) to exempt residential co-ops—but not any other type of corporation—from the equal treatment requirements of Section 501(c). See N.Y. Assem. Debate over Bill No. 9329-C (statement by Mr. Koppel) (May 12, 1986).

Section 501(c) provides that unequal treatment of holders of the Company's common stock is impermissible in that there can be no lawful differentiation between the rights of holders of the same class of shares.[8] By treating the shares held by "senior executives" differently (and unequally) from the shares held by all other shareholders (in that the shares held by "senior executives" would be subject to restrictions on transfer), without complying with the lawful transfer restrictions contemplated by Section 508(d) (as discussed above), implementation of the Proposal would in all likelihood place the Company in a position of violating the equal treatment requirement of Section 501(c).

* * *

Based upon and subject to the foregoing, it is our opinion that implementation of the Proposal, especially as it relates to shares already issued to senior executives of the Company under the Company's equity compensation plans and arrangements, would violate New York law, and, while there is no judicial precedent directly on point, that a New York court, if presented with the question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

8 As discussed above, New York law (Section 508(d)) recognizes that certain transfer restrictions can be imposed on shares either in the bylaws or by law. For example, restrictions on transfer imposed by the federal securities laws would, in our view, based on general principals of statutory construction (that the specific governs the general, see, e.g., *Crawford Fitting Co. v. J. T. Gibbons, Inc.*, 482 U.S. 437, 445 (1987)), be valid notwithstanding the disparate treatment accorded to these shares which were subject to a federal securities law transfer restriction.